Exhibit 99.1

INTERIM REPORT JANUARY — SEPTEMBER 2014

The Best-Run Businesses Run SAP™

TABLE OF CONTENTS

INTERIM REPORT JANUARY — SEPTEMBER 2014

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Unaudited) section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS (including the interpretations by the IFRS Interpretations Committee (IFRIC)) both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2013, presents significant events and transactions of the third quarter 2014 and the first nine of 2014, and updates the forward-looking information contained in our Management Report 2013. Both the 2013 consolidated financial statements and the 2013 Management Report are part of our 2013 Integrated Report which is available at www.sapintegratedreport.de.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this quarterly financial report. To fully consider the factors that could affect our future financial results, both our 2013 Integrated Report and Annual Report on Form 20-F for December 31, 2013, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF or the other mentioned sources of industry data. SAP does not adopt or endorse any of the statistical information. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on September 30, 2014, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This quarterly financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

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ECONOMY AND THE MARKET

Global Economic Trends

After a slow start to the year, the global economy has brightened since the second quarter of 2014. However, progress has been unsteady and showed variation across the regions, according to the most recent monthly report from the European Central Bank (ECB). The ECB reports that so far, the troubles in Ukraine have had little effect on the global economy.

In the Europe, Middle-East, and Africa (EMEA) region, euro area economic output grew moderately in the first three quarters of 2014. The economies of the largest Central and Eastern Europe countries have recovered since the beginning of the year, but growth there slowed towards the end of the reporting period, the ECB says.

In the Americas region, the U.S. economy gained new momentum starting in the second quarter after a subdued start to the year, the ECB reports. In contrast, economic growth in Latin America has weakened since the beginning of the year. In Brazil, among other reasons, decreasing investment spending had a negative impact on growth. Only Mexico showed accelerated growth since the first quarter, the ECB reports.

Economic trends in the Asia Pacific Japan (APJ) region were again mixed: In Japan, increased consumer spending in anticipation of rise in value-added tax led to a first-quarter peak in growth and subsequent significant deceleration, the ECB says. Economic growth in China, on the other hand, increased somewhat since the year began.

The IT Market

In the first three quarters, worldwide IT business growth again outpaced growth in the overall world economy, according to U.S. market research firm International Data Corporation (IDC). Software continued to lead IT spending, with companies investing primarily in the cloud, in Big Data, social, and mobile.

IT market growth across the regions was mixed. Notably, IT markets in the emerging economies have developed at different rates since the beginning of the year, although IDC says they grew more than the IT markets in the industrialized countries. IDC cites the troubles in Ukraine as a factor contributing to the uncertainty of IT markets in the emerging economies.

The market for IT in the EMEA region has been largely stable but has failed to keep pace with the expansion of the IT market globally. In Western Europe, IT investment increased modestly but more strongly than in the prior year, IDC reports.

The resurgent U.S. market drove growth in the Americas region, according to IDC, and IT market expansion was considerably stronger than overall market expansion in the region.

IT market growth, and particularly software and services segment growth, was much stronger in the AJP region than in the world as a whole. In Japan, IT spending growth was similar to that in the prior year while in China, IT spending grew more than in the prior year.

Impact on SAP

SAP had a solid performance in EMEA, despite uncertainties in the Ukraine and the Middle East. Non-IFRS software and software-related service revenue increased 8% (8% at constant currencies) with a strong performance in Germany in both software and cloud subscription revenue. Non-IFRS cloud subscriptions and support revenue in EMEA was a particular highlight, growing 59% (59% at constant currencies), showing exceptional cloud traction in Europe.

The Americas region saw a mixed performance in Latin America. Similar to other companies in the industry, SAP is seeing a more difficult macro and political environment in Latin America, in particular in Brazil and Argentina, combined with execution issues. Non-IFRS software and software-related service revenue in the Americas increased 5% (5% at constant currencies). Non-IFRS cloud subscriptions and support revenue grew by 34% (34% at constant currencies).

The APJ region had a strong performance with 10% growth in non-IFRS software and software-related service revenue (10% at constant currencies). Non-IFRS cloud subscriptions and support revenue grew by 57% (56% at constant currencies). SAP achieved a turnaround in its business in Japan with solid double-digit growth.

VISION, MISSION, AND STRATEGY

We did not change our vision, mission, or strategy in the first nine months of 2014. For a detailed description, see the 2013 Integrated Report and item 4 in the 2013 Annual Report on Form 20-F.

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PORTFOLIO OF SOFTWARE AND SERVICES

In the third quarter of 2014, we made the following enhancements to our portfolio of software and services. For a detailed description of the portfolio of software and services we added in the first half of 2014, see the half-year report 2014. For a detailed description of our portfolio of software and services, see page 59 and the subsequent pages in our 2013 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2013 Annual Report on Form 20-F.

Software Portfolio

In our 2013 Integrated Report, SAP already stated its commitment to helping customers “simplify everything, so they can do anything.” With SAP Cloud powered by SAP HANA, we are focusing our simplification on three areas – simplifying our consumption model, simplifying our portfolio, and simplifying the user experience.

As stated in our report for the first half of 2014, part of this work has been to re-categorize our software products to better reflect our business strategy. We have consolidated our five former market categories Applications, Analytics, Mobile, Database and Technology, and Cloud into three categories: Applications, Analytics, and Technology Platform.

Applications

Announced in September, new innovations to SAP solutions for customer engagement, including the omni-channel hybris platform, SAP Cloud for Sales, SAP Cloud for Service, SAP Cloud for Marketing and SAP Cloud for Social Engagement, enable organizations to drive complete customer engagement.

In September, SuccessFactors, an SAP company, hosted SuccessConnect 2014, the premier event for human resources (HR) professionals. At the event an expanded vision for SuccessFactors Learning, which includes the release of quick guides and programs capabilities, and partnerships to help companies close the skills gap was announced.

SAP participated in Super Mobility Week powered by CTIA, which also took place in September. Our announcements at this event included:

•	Launch of augmented reality apps including the SAP AR Warehouse Picker mobile app and SAP AR Service Technician mobile app, which help simplify and improve user experience and work processes.

•

Line-of-business mobile apps from SAP including the SAP Work Manager, SAP CRM Service Manager and SAP Inventory Manager mobile apps that are tested and able to run on the new tablet from Samsung launched in September.

•	Support for customers running the latest mobile operating system and iPhone 6 from Apple with the latest versions of SAP Mobile Platform, SAP Mobile Secure portfolio and mobile apps from SAP.

We announced the availability of SAP Supply Chain Orchestration, cloud edition, which integrates the SAP Supply Network Collaboration application and Ariba Collaborative Supply Chain. Combined, they provide visibility into supply side trading partners and a single interface for managing the advanced supply chain needs of critical, high-value partners.

As the official global technology partner of the 2015 Solheim Cup, we unveiled a new mobile app for fan engagement powered by the SAP HANA Cloud Platform.

Version 2.0 of the SAP Demand Signal Management application became generally available in July. Powered by SAP HANA, the latest version helps increase market and demand visibility as well as responsiveness.

SAP ERP Foundation Extension package and SAP Customer Relationship Management (SAP CRM) powered by SAP HANA were made available for 30-day cloud-based trials. Based on SAP Rapid Deployment solutions, the trials include best practices and sample data.

The new cloud–based SAP Integrated Business Planning solution comprises SAP Integrated Business Planning for sales and operations, SAP Integrated Business Planning for inventory, SAP Integrated Business Planning for supply and SAP Supply Chain Control Tower to deliver analysis and share alerts of real-time information across the end-to-end supply and demand network.

Now generally available, SAP Innovation Management powered by SAP HANA manages ideation with innovative technology to help companies overcome departmental silos and drive innovation.

Announced in July, the expansion of the SAP Mobile Secure portfolio with the addition of mobile application management which now makes it easier for companies to simply and proactively push their mobile apps into the hands of employees, business partners and consumers.

At the beginning of the third quarter, SAP announced four new user experience (UX) rapid-deployment solutions that enable businesses to adopt the latest user UX innovations from SAP, including SAP Fiori and SAP Screen Personas software.

Industry Recognition

SAP was named a leader in “The Forrester Wave: Customer-Centric Global Banking Platforms, Q3 2014.”

ARC Advisory Group named SAP as the market leader in transportation management systems (TMS) and a market leader in warehouse management systems (WMS).

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Analytics

Updates to SAP Lumira software and the SAP InfiniteInsight solution announced in September help provide better data analysis support.

A joint initiative with Panasonic intends to co-innovate in the area of video-based sports analytics by integrating the Panasonic video and tracking software with the SAP Match Insights solution, an analytics prototype SAP developed with the German Football Association (DFB) for the soccer world championship 2014 in Brazil.

SAP announced in August that we are the FC Bayern Munich AG official partner for sport analytics and enterprise software. Over the next three years we will work together on innovative solutions to support the club’s goals to further expand its global presence, maximize the team’s performance and enhance the experience for fans.

In July, we announced integration of the SAP InfiniteInsight solution with the SAP Customer Engagement Intelligence solution powered by SAP HANA to help companies increase the efficiency and effectiveness of their marketing, sales and service organizations.

The general availability of the SAP Audit Management application powered by SAP HANA, which helps streamline audit processes with an alternative to spreadsheets and manual tools.

Industry Recognition

SAP was ranked as a leader in “The Forrester Wave: Agile Business Intelligence Platforms, Q3 2014”.

SAP was also recognized as a leader in the “Ovum Decision Matrix: Selecting a Business Intelligence Solution, 2014 – 2015”.

The SAP Audit Management application powered by SAP HANA was presented the Ventana Research Overall Technology Innovation Award for its ability to improve productivity and outcomes for businesses across various industries.

Technology Platform

Our Technology Platform category addresses the database, IT management, cloud infrastructure, and mobile platform segments of the market.

New updates to SAP solutions for enterprise information management (EIM) announced in September help customers simplify big data.

SAP and Esri, an international supplier of Geographic Information System (GIS) software, web GIS and geodatabase management applications partnered to make available new innovations, features and functionalities across the SAP HANA platform, analytics, mobile and business applications that will help strengthen and simplify integration with Esri’s geospatial services and content.

New open source partnerships with Cloud Foundry and the OpenStack Foundation are a significant step in our strategy to provide an open technology platform and deepen our commitment to the developer community. In addition, we announced new cloud-based developer tools SAP HANA Answers and SAP River Rapid Development Environment.

Four new, free massive open online courses (MOOCs) focused on the SAP Fiori user experience and the SAP HANA platform were announced in August. The new courses aim to provide professionals, students and the general public the most up-to-date knowledge needed to build competitive skill sets in the marketplace.

SAP announced a co-innovation project with Toyota InfoTechnology Center USA (Toyota ITC) and VeriFone, a provider of technology for electronic payment transactions, that will help simplify drivers’ fueling experience. Built on SAP HANA Cloud Platform, the solution will aggregate information on a vehicle’s location, route and fuel level as well as points of interest.

Industry Recognition

SAP was rated a leader in the “The Forrester Wave™: Big Data Streaming Analytics Platforms, Q3 2014.”

For the seventh consecutive year, Gartner has named SAP a leader in the “Magic Quadrant for Data Integration Tools” 2014 report.

Gartner positioned SAP in the leader quadrant of the “Magic Quadrant for Mobile Application Development Platforms (MADP)” 2014 report and the “Magic Quadrant 2014 report for on-premises application integration suites”.

The SAP Mobile Secure Portfolio has been positioned by independent analyst firm Ovum as a market leader in the 2014 Ovum Decision Matrix for Enterprise Mobility Management (EMM).

Ventana Research announced SAP customer, Varian Medical Systems, a leading creator of cancer treatment technology, as the winner of the Service and Supply Chain Leadership Award for utilizing SAP Business Suite powered by SAP HANA software.

RESEARCH AND DEVELOPMENT

Our total research and development expense decreased slightly to €1,661 million in the first nine months of 2014, compared to €1,676 million in the corresponding period in 2013. We had 18,322 full-time equivalent (FTE) employees working in research and development teams on September 30, 2014, which increased by 604 FTEs compared to the prior year (September 30, 2013: 17,718).

On our IFRS numbers, the portion of total revenue we spent on research and development in the first nine months of 2014 was 13.7%, which decreased by 0.6 percentage points compared to the 14.3% recorded for the first nine

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months of 2013. On the non-IFRS numbers, the portion of total revenue we spent on R&D in the first nine months of 2014 was 13.1%, which decreased by 0.5 percentage points compared to the same period in the previous year (13.6%).

ACQUISITIONS

SAP and the US-based company Concur, the leader in the multi-billion space for travel and expense management software, announced on September 18, 2014, that they have entered into an agreement to acquire Concur by SAP. Concur has more than 23,000 customers, 4,200 employees and 25 million active users in over 150 countries. With Concur, SAP’s business network – the world’s largest – will transact more than US$600 billion annually, deliver frictionless commerce across more than 25 different industries and address annual corporate travel spend of US$1.2 trillion worldwide.

The Concur board of directors has unanimously approved the transaction, which is expected to close in the fourth quarter 2014 or the first quarter 2015, subject to Concur stockholder approval, clearances by the relevant regulatory authorities, and other customary closing conditions. The per-share purchase price of US$129 represents a 20% premium over the September 17, 2014, closing price and an enterprise value of approximately US$8.3 billion.

In addition, SAP acquired SeeWhy and Fieldglass in May and June, 2014.

For more information about acquisitions in the first half of 2014, see our half-year report 2014. For more information about acquisitions in the prior year, see Note (4) in the Notes to the 2013 Annual Report.

EMPLOYEES

Nothing has a greater impact on SAP’s long-term success than the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the third quarter of 2014, the employee retention rate was 93.3% (compared to 93.6% in the second quarter of 2013). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the third quarter of 2014, 21.3% of all management positions at SAP were held by women, compared to 21.0% at the end of September 2013. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

On September 30, 2014, we had 68,835 full-time equivalent (FTE) employees worldwide (September 30, 2013: 66,061; December 31, 2013: 66,572).

Those headcount numbers included 17,343 FTEs based in Germany (September 30, 2013: 16,934), and 13,395 FTEs based in the United States (September 30, 2013: 13,503).

ORGANIZATION AND CHANGES IN MANAGEMENT

For information about changes in the first half of 2014, see the half-year report 2014.

Effective July 1, 2014, Luka Mucic succeeded Werner Brandt as Chief Financial Officer, who withdrew, as planned, from the Executive Board.

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REPORT ON ECONOMIC POSITION

We simplified the presentation of our software and software-related service revenue in our income statement starting with the first quarter of 2014 to express our focus on the combined power of our fast growing cloud business and our solid core business. With this modification, only the order and subtotals were changed; the content of line items remained unchanged.

Software and software-related service revenue now starts with the line item cloud subscriptions and support and is followed by line items software and support of our on-premise activities. The software and cloud subscriptions row was deleted and a new sum for software and support was added.

In the discussion of our assets, financial position, and operating results, the financial data presented for the first nine months of 2014 fully contains the revenue and expenses, assets, liabilities and cash flow from hybris. Fieldglass numbers are included in our consolidated financial statements since the May 2, 2014 acquisition date. hybris numbers are included on a pro rata basis in the prior-year amounts – hybris was acquired on August 1, 2013.

Segment Information

In the first quarter of 2014, we took significant steps to drive forward our strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged certain areas of the company that performed similar tasks (for example, the on-premise sales forces with the cloud sales forces, and the on-premise support units with the cloud support units) to achieve a seamless organization of SAP.

Since this integration, our cloud-related activities are no longer dealt with by separate components in our Company. Our Executive Board assesses the financial performance of our Company on an integrated basis only. Consequently, with effect from the first quarter of 2014, SAP has one single operating segment.

For more information about the changes to our segment reporting, see the Notes to the Consolidated Interim Financial Statements section, Note (19).

Performance Against Our Outlook for 2014 (Non-IFRS)

In this section, all discussion of the first nine months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

Starting in the second quarter of 2014, we additionally adjust our non-IFRS operating expense by excluding the expenses resulting from the Versata litigation (for more information about this litigation, see the Notes to the Consolidated Interim Financial Statements section, Note (16)). Prior-year amounts have been adjusted accordingly. We exclude the Versata litigation expenses to provide additional insight into the comparability of our ongoing operating performance across periods and to continue the alignment of our non-IFRS measures with our internal performance measures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2014 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

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Key Figures – SAP Group in the Third Quarter of 2014 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	7/1/ – 9/30/2014	7/1/ – 9/30/2013	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	278	197	41	42
Software	952	977	–3	–3
Support	2,371	2,189	8	9
Software and software-related service revenue	3,601	3,363	7	7
Total revenue	4,256	4,057	5	5
Operating expense	–2,901	–2,761	5	6
Operating profit	1,355	1,296	5	3
Operating margin (in %)	31.8	32.0	–0.1pp	–0.5pp
Profit after tax	1,010	933	8	NA
Effective tax rate (in %)	27.7	27.6	0.1pp	NA
Earnings per share, basic (in €)	0.84	0.78	8	NA
Deferred cloud subscriptions and support revenue (September 30)	498	382	30	22

Actual Performance in the Third Quarter of 2014 (Non-IFRS)

Our revenue from cloud subscriptions and support (non-IFRS) was €278 million (Q3 2013: €197 million), an increase of 41% (42% at constant currencies) compared to the same period in 2013. Our cloud subscriptions and support margin was down 11.1 percentage points to 60%. This decrease was primarily due to increasing expenses related to the ramp-up of the cloud business, with related investments, as well as additional personnel expenses to support the growth of our SAP HANA Enterprise Cloud offerings.

Deferred cloud subscriptions and support revenue (non-IFRS) was €498 million on September 30, 2014 (September 30, 2013: €382 million), an increase of 30%. On a constant currency basis, the increase was 22%.

Our annual cloud revenue run rate (non-IFRS) is €1,334 million. The annual revenue run rate is the total of third-quarter 2014 cloud subscription and support revenue (non-IFRS) (€278 million) plus non-IFRS cloud-related professional services and other service revenue (€55 million) multiplied by four. This definition has changed from the previous year.

Calculated cloud billings (non-IFRS) increased 51% year-over-year. On a constant currency basis, the increase was 27%. This is calculated as total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance.

SAP continues to expand the world’s largest Web-based business trading community, with trailing twelve month spend volume on our Ariba network with close to US$600 billion (compared to the same period in 2013 at approximately US$500 billion).

In the third quarter of 2014, software and software-related service revenue (non-IFRS) was €3,601 million (Q3 2013: €3,363 million), an increase of 7%. On a constant currency basis, the increase was 7%. SAP’s hybris omni-channel e-commerce platform in combination with Cloud for Sales had another quarter of triple-digit growth in software revenue and cloud subscriptions and support revenue (non-IFRS). In addition, the revenue share from more predictable cloud and support revenue (non-IFRS) increased to 62% (Q3 2013: 59%).

Non-IFRS total revenue in the same period was €4,256 million (Q3 2013: €4,057 million), an increase of 5%. On a constant currency basis, the increase was 5%.

Non-IFRS operating expense in the third quarter of 2014 was €2,901 million, an increase of 5% (Q3 2013: €2,761 million). On a constant currency basis, non-IFRS operating expense increased by 6%.

Non-IFRS operating profit was €1,355 million (Q3 2013: €1,296 million), an increase of 5% (3% at constant currencies).

Non-IFRS operating margin in the third quarter of 2014 was 31.8%, a decrease of 0.1 percentage points (Q3 2013: 32.0%). Non-IFRS operating margin on a constant currency basis was 31.5%, a decrease of 0.5 percentage points.

In the third quarter of 2014, non-IFRS profit after tax was €1,010 million (Q3 2013: €933 million), an increase of 8%. Non-IFRS basic earnings per share was €0.84 (Q3 2013: €0.78), an increase of 8%.

The non-IFRS effective tax rate in the third quarter of 2014 was 27.7% (Q3 2013: 27.6%).

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Key Figures – SAP Group in the First Nine Months of 2014 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	1/1/ – 9/30/2014	1/1/ – 9/30/2013	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	741	547	35	40
Software	2,532	2,616	–3	–1
Support	6,866	6,484	6	9
Software and software-related service revenue	10,139	9,647	5	8
Total revenue	12,110	11,784	3	5
Operating expense	–8,600	–8,400	2	5
Operating profit	3,510	3,385	4	6
Operating margin (in %)	29.0	28.7	0.3pp	0.1pp
Profit after tax	2,615	2,474	6	NA
Effective tax rate (in %)	26.4	25.6	0.8pp	NA
Earnings per share, basic (in €)	2.19	2.08	6	NA
Deferred cloud subscriptions and support revenue (September 30)	498	382	30	22

Actual Performance in the First Nine Months of 2014 (Non-IFRS)

In the first nine months of 2014, our revenue from cloud subscriptions and support (non-IFRS) was €741 million (first nine months of 2013: €547 million), an increase of 35% (40% at constant currencies) compared to the same period in 2013. Our cloud subscriptions and support margin was down 7.6 percentage points to 65%. This decrease was primarily due to increasing expenses related to the ramp-up of the cloud business, with related investments, as well as additional personnel expenses to support the growth of our SAP HANA Enterprise Cloud offerings.

In the first nine months of 2014, software and software-related service revenue (non-IFRS) was €10,139 million (first nine months of 2013: €9,647 million), an increase of 5%. On a constant currency basis, the increase was 8%.

Non-IFRS total revenue in the same period was €12,110 million (first nine months of 2013: €11,784 million), an increase of 3%. On a constant currency basis, the increase was 5%.

Our prior-year non-IFRS operating expense, operating profit, operating margin, and profit after tax have been adjusted for the Versata litigation expenses to comply with the modified set of non-IFRS adjustments.

Non-IFRS operating expense in the first nine months of 2014 was €8,600 million (first nine months of 2013: €8,400 million), an increase of 2%. On a constant currency basis, the increase was 5%.

Non-IFRS operating profit was €3,510 million (first nine months of 2013: €3,385 million), an increase of 4% (6% at constant currencies).

Non-IFRS operating margin in the first nine months of 2014 was 29.0%, an increase of 0.3 percentage points (first nine months of 2013: 28.7%). Non-IFRS operating margin on a constant currency basis was 28.8%, an increase of 0.1 percentage points.

In the first nine months of 2014, non-IFRS profit after tax was €2,615 million (first nine months of 2013: €2,474 million), an increase of 6%. Non-IFRS basic earnings per share was €2.19 (first nine months of 2013: €2.08), an increase of 6%.

The non-IFRS effective tax rate in the first nine months of 2014 was 26.4% (first nine months of 2013: 25.6%). The year-over-year increase in the effective tax rate mainly resulted from changes in taxes for prior years and in the regional allocation of income which were partly compensated by tax effects relating to intercompany financing and changes in foreign currency exchange rates.

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Key Figures – SAP Group in the Third Quarter of 2014 (IFRS)

€ millions, unless otherwise stated	7/1/ – 9/30/2014	7/1/ – 9/30/2013	Change	Change in %
Cloud subscriptions and support	277	191	86	45
Software	951	975	–24	–2
Support	2,370	2,184	186	9
Software and software-related service revenue	3,599	3,351	248	7
Total revenue	4,254	4,045	209	5
Operating expense	–3,097	–3,003	–95	3
Operating profit	1,157	1,043	114	11
Operating margin (in %)	27.2	25.8	1.4pp	NA
Profit after tax	881	762	119	16
Effective tax rate (in %)	26.5	26.4	0.1pp	NA
Headcount (average first nine months)	67,478	65,061	2,417	4
Days sales outstanding in days (September 30)	65	62	3	4
Earnings per share, basic (in €)	0.74	0.64	0.10	15
Deferred cloud subscriptions and support revenue (September 30)	498	376	122	32

OPERATING RESULTS IN THE THIRD QUARTER (IFRS)

Orders

The total number of completed transactions for on-premise software in the third quarter of 2014 decreased 2% year-over-year to 12,544 (Q3 2013: 12,774). In addition, the average value of software orders received for on-premise software deals decreased 1% compared to the year before. Of all our software orders received in the third quarter of 2014, 27% were attributable to deals worth more than €5 million (Q3 2013: 32%), while 44% were attributable to deals worth less than €1 million (Q3 2013: 41%).

Revenue

Our revenue from cloud subscriptions and support was €277 million (Q3 2013: €191 million), an increase of 45% compared to the same period in 2013. Deferred cloud subscriptions and support revenue was €498 million on September 30, 2014 (September 30, 2013: €376 million).

Our annual cloud revenue run rate is €1,330 million. Calculated cloud billings increased 55% year-over-year.

In the third quarter of 2014, software revenue was €951 million (Q3 2013: €975 million), a decrease of 2% compared to the same period in 2013. The revenue share from predictable cloud and support revenue increased to 62% (Q3 2013: 59%).

Total revenue was €4,254 million (Q3 2013: €4,045 million), an increase of 5% compared to the same period in 2013.

Operating Expense

In the third quarter of 2014, our operating expense increased 3% to €3,097 million (Q3 2013: €3,003 million).

Operating Profit and Operating Margin

In the third quarter of 2014, operating profit increased 11% compared with the same period in the previous year to €1,157 million (Q3 2013: €1,043 million). This increase is primarily due to a reduction in our share-based payments expense based on our revised expectation of performance against targets in alignment with a changed outlook. Our operating margin increased by 1.4 percentage points to 27.2% (Q3 2013: 25.8%).

Profit After Tax and Earnings per Share

In the third quarter of 2014, profit after tax was €881 million (Q3 2013: €762 million), an increase of 16%. Basic earnings per share was €0.74 (Q3 2013: €0.64), an increase of 15%.

The effective tax rate in the third quarter of 2014 was 26.5% (Q3 2013: 26.4%).

12	INTERIM MANAGEMENT REPORT

Key Figures – SAP Group in the First Nine Months of 2014 (IFRS)

€ millions, unless otherwise stated	1/1/ – 9/30/2014	1/1/ – 9/30/2013	Change	Change in %
Cloud subscriptions and support	738	488	250	51
Software	2,532	2,614	–82	–3
Support	6,862	6,470	392	6
Software and software-related service revenue	10,132	9,571	561	6
Total revenue	12,103	11,708	395	3
Operating expense	–9,525	–9,031	–494	5
Operating profit	2,578	2,677	–100	–4
Operating margin (in %)	21.3	22.9	–1.6pp	NA
Profit after tax	1,971	2,006	–35	–2
Effective tax rate (in %)	24.8	23.4	1.4pp	NA
Earnings per share, basic (in €)	1.65	1.68	–0.03	–2
Deferred cloud subscriptions and support revenue (September 30)	498	376	122	32

OPERATING RESULTS IN THE FIRST NINE MONTHS (IFRS)

Orders

The total number of on-premise software deals we closed decreased by 3% from the comparator amount in the first nine months of 2014 to 37,628 (first nine months of 2013: 38,697). In contrast, the average value of on-premise software orders we received remained stable compared with the previous year. In the first nine months of 2014, 22% (first nine months of 2013: 23%) of the value of new software orders came from orders whose volume exceeded €5 million, while 47% (first nine months of 2013: 46%) came from orders worth less than €1 million.

Revenue

Our revenue from cloud subscriptions and support was €738 million (first nine months of 2013: €488 million), an increase of 51% compared to the same period in 2013.

In the first nine months of 2014, software revenue was €2,532 million (first nine months of 2013: €2,614 million), a decrease of 3% compared to the same period in 2013.

Total revenue was €12,103 million (first nine months of 2013: €11,708 million), an increase of 3% compared to the same period in 2013.

Operating Expense

In the first nine months of 2014, our operating expense increased by 5% to €9,525 million (first nine months of 2013: €9,031 million). A main driver of this increase were the expenses for the TomorrowNow and Versata litigations in the amount of €307 million (first nine months of 2013: positive effect of €32 million). For more information about these litigations, see the Notes to the Interim Financial Statements section, Note (16).

Operating Profit and Operating Margin

In the first nine months of 2014, compared with the same period in the previous year, operating profit decreased by 4% to €2,578 million (first nine months of 2013: €2,677 million). The decrease was mainly due to the expenses for the TomorrowNow and Versata litigations.

Our operating margin decreased by 1.6 percentage points to 21.3% (first nine months of 2013: 22.9%). The expenses for the TomorrowNow and Versata litigations had a 2.5 percentage point negative effect on our operating margin in the first nine months of 2014 (first nine months of 2013: 0.3 percentage point positive effect).

Profit After Tax and Earnings per Share

In the first nine months of 2014, profit after tax was €1,971 million (first nine months of 2013: €2,006 million), a decrease of 2%. Basic earnings per share was €1.65 (first nine months of 2013: €1.68), a decrease of 2%. The year-over-year decrease was mainly driven by the expenses for the TomorrowNow and Versata litigations.

The effective tax rate in the first nine months of 2014 was 24.8% (first nine months of 2013: 23.4%). The year-over-year increase in the effective tax rate mainly resulted from changes in taxes for prior years and in the regional allocation of income which were partly compensated by tax effects relating to intercompany financing and changes in foreign currency exchange rates

INTERIM REPORT JANUARY – SEPTEMBER 2014	13

FINANCES (IFRS)

Capital Structure Management

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with outlook “Stable”. The ratings incorporate an additional credit facility of up to €7bn for the expected acquisition of Concur. Such credit facility should cover payments of the purchase price and related transaction costs as well as debt refinancing of Concur.

Based on the strong financial profile, track record of fast debt repayments and proactive liquidity management, SAP has established a very strong reputation with debt investors.While SAP has continuously realized successful financing transactions at attractive terms, an external rating provides SAP with the opportunity to broaden investor access and to optimally benefit from its high creditworthiness. An external rating provides investors, customers and suppliers with an independent view of SAP’s strength and stability.

Cash Flow and Liquidity

Operating cash flow for the first nine month of 2014 was €3,082 million (first nine month of 2013: €3,040 million). Thus, despite the payment from the Versata-litigation, our operating cash flow increased 1% over the same period in the previous year.

Group liquidity stood at €3,403 million on September 30, 2014 (December 31, 2013: €2,841 million). Group liquidity comprised cash and cash equivalents totaling €3,354 million (December 31, 2013: €2,748 million) and current investments totaling €49 million (December 31, 2013: €93 million).

Group Liquidity of SAP Group

€ millions	9/30/ 2014	12/31/ 2013	Change
Cash and cash equivalents	3,354	2,748	606
Current investments	49	93	–44
Group liquidity, gross	3,403	2,841	562
Current financial debt	502	586	–84
Net liquidity 1	2,901	2,255	646
Non-current financial debt	3,906	3,722	184
Net liquidity 2	–1,005	–1,467	462

Net liquidity 1 is total group liquidity minus current financial debt. It increased on a year-to-date basis by €646 million to €2,901 million.

Net liquidity 2, defined as net liquidity 1 minus non-current financial debt, was – €1,005 million (December 31, 2013: –€1,467 million).

Financial debt consists of current and non-current bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Interim Financial Statements section, Note (12).

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on September 30, 2014, were as follows:

Free Cash Flow

€ millions	1/1 – 9/30/2014	1/1 – 9/30/2013	Change in %
Free cash flow	2,610	2,639	–1

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	9/30/ 2014	9/30/ 2013	Change in Days
Days’ sales outstanding (DSO) in days	65	62	3

Days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 65 days, a 3-day increase year over year.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €29,593 million on September 30, 2014, an increase of €2,502 million since December 31, 2013, resulting mainly from an increase in goodwill out of the Fieldglass acquisition as well as foreign exchange related revaluations.

The equity ratio on September 30, 2014, was 60% (December 31, 2013: 59%), a slight increase.

Investments

Investments in intangible assets and property, plant, and equipment were €1,224 million in the first nine months of 2014, which decreased by €409 million compared to the first nine months of 2013 (€1,633 million), which is mainly due to the hybris acquisition of the prior year.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to structured entities, that are not disclosed in our interim Consolidated Financial Statements.

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of

14	INTERIM MANAGEMENT REPORT

the market capitalization of SAP SE, which was €70.1 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €17.7 billion on September 30, 2014 (December 31, 2013: €16.0 billion). This means that the market capitalization of our equity is almost four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2014 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$17.3 billion.

ENERGY CONSUMPTION AND GREENHOUSE GAS EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas emissions across our entire value chain. Between the beginning of 2008 and the end of the third quarter 2014, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €300 million, compared to a business-as-usual extrapolation.

Moreover, to credibly offer solutions that help our customers better manage their use of resources, we must do so ourselves. By addressing the financial and environmental impact of our energy consumption, we gain valuable insights to create solutions for our customers.

Our goal is to reduce the greenhouse gas (GHG) emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the third quarter 2014 totaled 125 kilotons compared to 135 kilotons in the third quarter of 2013. This decrease is primarily due to additional renewable energy certificates procured. Despite emissions reductions compared to 2013, there is a risk that we might not meet our year-end emissions target of 440 kilotons.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 46% and per euro of revenue by about 32% at the end of September 2014 (rolling four quarters).

Since July, private users have the possibility to use TwoGo by SAP (www.twogo.com) for ridesharing. Private use is free of charge. The main benefit of TwoGo by SAP is to organize regular short distance rides, e.g. for commuters.

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been ranked the most sustainable software company in the Dow Jones Sustainability Indexes for the eighth consecutive year. In addition, SAP has been recognized as one the top 100 green power users by the U.S. Environmental Protection Agency (EPA).

INTERIM REPORT JANUARY – SEPTEMBER 2014	15

SAP STOCK

SAP SE common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies) and the Dow Jones EURO STOXX 50. We use the S&P North American Technology Software Index for comparison purposes.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP )
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices on 9/30/2014
DAX 30	6.70%
Prime All Share	5.16%
CDAX	5.32%
HDAX	5.41%
Dow Jones STOXX 50	1.62%
Dow Jones EURO STOXX 50	2.66%

SAP stock regained ground against the two major benchmark indexes in the third quarter of 2014: The stock rose 1.2% over the quarter, while the DAX 30 declined 3.6% and the EURO STOXX 50 slipped back 0.1% in the same period.

The SAP stock closed at €56.40 on the Xetra market at the end of June. On July 1, the beginning of the new quarter, it rose to €56.53 – its lowest closing price in the report period. On July 17, the Company published its second-quarter numbers, and in response, the stock climbed to €61.12 by July 23. That was its top price in the quarter and the highest since January 13.

After July 23, escalating troubles in Ukraine, sanctions against Russia, conflict in the Gaza Strip, fighting in Iraq, and the default of the Argentinian treasury combined to darken sentiment on the stock exchanges. Adding to the downward pressure on prices were rumors that the U.S. Federal Reserve might raise interest rates earlier than had been expected. In this environment, the SAP stock declined again to €56.60 on August 15, while the DAX 30 fell to its lowest mark since the middle of March.

European Central Bank monetary policy revived the mood of the capital markets at the end of August and SAP stock improved alongside the upward trend until the middle of September. On September 18, the Company announced that to further expand the world’s largest business network it plans to acquire Concur, the leader in travel and expense management software. Initially, SAP investors reacted with reticence on the news of the biggest planned acquisition in the Company’s history, and the stock lost 3.8% the day after the announcement. From mid-September, the general market conditions were seen more critically and, with this, the SAP stock closed at €57.10 at the end of the third quarter.

16	INTERIM MANAGEMENT REPORT

Capital Stock

SAP’s capital stock on September 30, 2014, was €1,228,504,232 (December 31, 2013: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Market Capitalization

With the Xetra closing price at €57.10 on the last trading day of the first nine months of the year, SAP’s market capitalization was €70.1 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the fourth-largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The proportion of SAP stock in free-float stood on September 30, 2014 at 74.6% (December 31, 2013: 74.7%). Based on this free-float factor, it results in a free-float market capitalization of approximately €52.3 billion. When measured by its free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the third quarter.

For more information about SAP common stock, see the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 16 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2013, and are discussed more fully in our 2013 Integrated Report and our Annual Report on Form 20-F for 2013. We do not believe the risks we have identified jeopardize our ability to continue as a going concern. Opportunities also remain largely unchanged since 2013.

SUPPLEMENTARY REPORT

No events have occurred after September 30, 2014, which have a material significance for the Group’s assets, finances, and operating results.

REPORT ON EXPECTED DEVELOPMENTS

Future Trends in the Global Economy

Global economic growth should gradually accelerate over the medium term but is expected to remain moderate overall, according to the European Central Bank (ECB). In the near term, the ECB does not rule out volatility arising for instance out of the political tensions between, for example, Russia and other countries in connection with the troubles in Ukraine. The ECB believes growth will be more consistent in the industrialized economies than in the emerging economies.

INTERIM REPORT JANUARY – SEPTEMBER 2014	17

In the EMEA region, economic growth could gradually accelerate in the euro area over the next few years. However, the ECB expects growth in the euro area to be relatively weak in the fourth quarter of 2014. The near-term prospects may be dampened by political tensions between the European Union and Russia.

In the Americas region, the ECB expects the U.S. economy to enjoy noticeable and sustained growth. On the other hand, it predicts an initial recovery in Latin American economies, followed by growth lagging behind global rates in the medium term.

Concerning the APJ region, the ECB is optimistic about Japan, where it forecasts some (if not much) economic growth in the months to come. That would recover the ground lost since the rise in value-added tax. However, the ECB expects growth in China gradually to flatten.

Economic Trends – Year-Over-Year GDP Growth

%
World	2013e	2014p	2015p
World	3.3	3.3	3.8
Advanced economies	1.4	1.8	2.3
Developing and emerging economies	4.7	4.4	5.0
Europe, the Middle East, and Africa (EMEA)
Euro area	–0.4	0.8	1.3
Germany	0.5	1.4	1.5
Central and Eastern Europe	2.8	2.7	2,9
Middle East and North Africa	2.5	2.7	3.9
Sub-Saharan Africa	5.1	5.1	5.8
Americas
United States	2.2	2.2	3.1
Canada	2.0	2.3	2.4
Central and South America, Caribbean	2.7	1.3	2.2
Asia Pacific Japan (APJ)
Asian developing economies	6.6	6.5	6.6
Japan	1.5	0.9	0.8
China	7.7	7.4	7.1

e = Estimate; p = Projection

Source: International Monetary Fund (IMF), World Economic Outlook October 2014, An Uneven Recovery Continues, as of October 9, 2014, p. 19.

IT Market: The Outlook for 2014

International Data Corporation (IDC), a market research firm based in the United States, expects 2014 year-over-year worldwide IT market growth to be significantly over 4%. That represents an upward adjustment of its mid-year projection by almost one-half of a percentage point. IDC expects even stronger growth, at more than 6%, in the global software market, with the cloud, Big Data, social, and mobile segments being the main growth drivers.

IDC expects patterns of IT investment again to vary in the emerging economies. The crisis in Ukraine and sanctions against Russia may have a greater impact in the remainder of the year than hitherto. IDC believes growth in the industrialized countries will, however, remain stable.

In the EMEA region, that applies mainly to the IT markets in Western Europe, which, IDC expects, will remain largely stable and could expand several percentage points. Across the region however, all IT market segments are expected to underperform against the global average.

In the Americas region, IDC believes the U.S. market may expand more than 4%, helped by growth in the overall U.S. economy. IDC expects software investment to grow more rapidly in the Americas region than the global average.

In the APJ region, IDC has slightly adjusted its forecast for IT spending in Japan upward in light of unexpectedly positive numbers from the software and services segments. IDC now forecasts almost 3% growth in Japan. In China, IDC also expects an upswing in the IT market and believes a return to double-digit growth may yet be achieved for full-year 2014.

18	INTERIM MANAGEMENT REPORT

Trends in the IT Market – Increased IT Spending Year-Over-Year

%
World	2013e	2014p	2015p
Total IT	4.4	4.5	4.2
Hardware	4.8	4.4	3.5
Packaged software	7.0	6.2	6.5
Applications	6.7	5.8	6.0
IT services	2.4	3.5	3.7
Europe, Middle East, Africa (EMEA)
IT total	2.5	2.3	3.1
Packaged software	4.5	4.8	5.3
Applications	4.2	4.4	5.0
IT services	1.5	2.8	3.6
Americas
IT total	5.2	4.7	4.8
Packaged software	8.5	6.8	7.1
Applications	8.2	6.4	6.6
IT services	2.5	3.0	3.0
Asia Pacific Japan
IT total	5.6	6.7	4.4
Packaged software	7.1	7.3	6.5
Applications	6.5	7.0	6.3
IT services	4.0	6.1	5.6

e = Estimate, p = Projection

Source: IDC Worldwide Black Book Q2 2014

Impact on SAP

Organizations around the world are now entering a new era of business model innovation, made possible by the convergence of cloud, mobile, social, and in-memory technologies.

However, businesses often contend with layers of IT complexity that have been built up over the decades. This complexity is the result of several factors, including the proliferation of hardware and custom applications. In addition, customers are not able to respond fast enough to changing market conditions due to the complexity of the current consumption model.

In today’s technology industry, the biggest winners have grown by offering simplicity across their entire business model. For technology companies in particular, this has yielded massive user adoption in very short time frames resulting in market success.

We believe that simplicity is the key: By solving the challenge of business complexity, we can help unlock our customers’ innovation potential.

With our focus on simplification, we aim to better innovate and grow.

By offering our entire portfolio in the SAP Cloud powered by SAP HANA, we will focus our simplification on three areas – simplifying our consumption model, our portfolio, and user experience.

With the SAP HANA platform, we have an opportunity to simplify our product portfolio and IT landscape for our customers. SAP HANA can radically simplify enterprise applications as it collapses the entire IT stack. With SAP HANA Cloud Platform, we have the ability to take our core on-premise applications to the cloud and offer a choice of cloud deployments to our customers.

In addition, we will also simplify our business model through end-to-end delivery of industry-specific solutions that can drive business value and outcomes. We will continue to build an open ecosystem and our partner network to deliver SAP Cloud powered by SAP HANA on their cloud infrastructure. Our ecosystem will play a vital role in building new solutions on the SAP HANA platform and delivering value to our customers.

By investing in innovations and shifting our customers to a cloud business model, we will be able to help reduce their total cost of ownership (TCO) on IT. This enables customers to reinvest the TCO savings in innovations and SAP could capture a higher share of customer IT spend.

Emerging markets will continue to be a growth driver, with high double-digit growth in software and cloud revenues expected through 2017. In addition to our investments in China, Russia (subject to close observation of the further political and economic developments in Russia), and the Middle East, we are expanding our investments in Africa.

Overall, we expect to have sufficient future growth potential helping us to reach our adjusted 2014 outlook targets and medium-term aspirations, which extend beyond 2015 and into 2017. Thus, SAP expects to outperform, with regard to non-IFRS software and software-related service revenue at constant currencies, the global economy and the IT industry in 2014, as long as they develop as currently forecasted. For more information, see the Operational Targets for 2014 (Non-IFRS) section.

INTERIM REPORT JANUARY – SEPTEMBER 2014	19

Forecast for SAP

Operational Targets for 2014 (Non-IFRS)

Revenue and Operating Profit Outlook

The Company updated its outlook for the full year 2014.

Based on the strong momentum in SAP’s cloud business, the Company is raising its cloud outlook again and now expects full year 2014 non-IFRS cloud subscriptions and support revenue to be in a range of €1,040 to €1,070 million (previously €1,000 to €1,050 million) at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 41%. The Company continues to expect full year 2014 non-IFRS software and software-related service revenue to increase by 6% to 8% at constant currencies (2013: €14.03 billion).

With the customer-driven mix shift from upfront to cloud subscription revenue the Company now expects full-year 2014 non-IFRS operating profit to be in a range of €5.6 billion to €5.8 billion (previously €5.8 to €6.0 billion) at constant currencies (2013: €5.48 billion).

SAP anticipates the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable revenue in the future.

The 2014 business outlook does not include any contributions from the planned addition of Concur Technologies, Inc.

While the Company’s full-year 2014 business outlook is at constant currency, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the September 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a positive currency impact of approximately 3 percentage points and 3 percentage points respectively for the fourth quarter of 2014 and a negative currency effect of approximately 1 percentage points and neutral impact respectively for the full year 2014.

The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed on July 17, 2014 in our Interim Report January – June 2014.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenue from software and software-related services. However, the revenue growth we expect from this is below the outlook provided for cloud subscriptions and support revenue (non-IFRS).

Given the growth opportunities in the cloud market, we continue to invest in our cloud delivery and go-to-market for SAP HANA Enterprise Cloud. While our accelerated shift to the cloud creates short term profit and margin pressure we strive to maintain our cloud subscriptions and support margin (non-IFRS) in the fourth quarter of 2014 on the same level achieved in the third quarter 2014. The impact of these investments in 2014 is reflected in our full-year outlook. In the mid-term we see higher cloud profitability as we gain higher economies of scale with our Cloud offerings.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 1/1 – 12/31/20141)	Actual Amounts from 1/1 – 9/30/2014	Actual Amounts from 1/1 – 9/30/2013
Deferred revenue write-down	<20	7	76
TomorrowNow and Versata litigation 2)	310 to 330	307	–32
Share-based payment expenses 3),4)	305 to 345	119	192
Acquisition-related charges 5)	520 to 560	402	424
Restructuring	100 to 150	97	47

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2014 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2014 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow litigation to determine if the provision should be adjusted in the future, which could result in a change to the respective estimate provided in the table above. Versata and SAP have entered into a patent license and settlement agreement in Q3 2014.

3)

Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPIs (Key Performance Indicators) objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2014 may differ significantly from these estimates.

4)

The estimates provided above for share-based payments expenses include grants under existing programs. New share-based payments plans may make the total amounts for 2014 differ significantly from these estimates.

5)	The estimates provided above for acquisition-related charges are based on the acquisitions made by SAP up to the day of this document.

20	INTERIM MANAGEMENT REPORT

Subsequent acquisitions may cause the total amounts for 2014 to differ significantly from these estimates. The estimates do not include the Concur acquisition.

The company continues to expect a full-year 2014 effective tax rate (IFRS) between 26.0% to 27.0% (2013: 24.4%) and an effective tax rate (non-IFRS) between 27.5% to 28.5% (2013: 25.9%) but now expects to reach the lower end of these ranges.

Goals for Liquidity, Finance, Investments, and Dividends

On September 30, 2014, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in the fourth quarter of 2014 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. We currently expect to have repaid the €500 million acquisition term loan in respect of the Fieldglass acquisition by the end of the first quarter of 2015. We have available an unutilized credit facility of up to €7 billion for the planned acquisition of Concur. We intend to issue new debt, such as bonds to defray a material part of that facility. By the time of this report, we have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2014 and 2015 can be covered in full by operating cash flow. They will mainly be spent on property improvements planned in Bangalore (India), Beijing (China), New York City (United States), Paris (France), Potsdam (Germany), and Ra’anana (Israel) and on increasing our data center capacity in Newtown Square (United States) and St. Leon-Rot (Germany).

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2014 from major acquisitions.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2013 Integrated Report and our 2013 Annual Report on Form 20-F did not change in the first nine months of 2014 which does not include any contributions from the planned addition of Concur Technologies, Inc.

We continue to strive to increase our total revenue to more than €20 billion by 2015 and revenue from our cloud business, including cloud-related professional services, to approximately €2 billion by 2015.

Looking beyond 2015, we introduced new 2017 targets. We now aim to increase total revenue to at least €22 billion and revenue from our cloud business to €3.0 to €3.5 billion by 2017. We have retained our non-IFRS operating margin goal of 35%. To capture the growth opportunities in the cloud, we now expect this target to be reached by 2017 rather than in 2015 as previously stated. We anticipate the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable, recurring revenue in the future.

SAP expects that annual cloud subscription and support revenue will be higher than annual software license revenue latest in 2020.

In addition to our financial goals, we also focus on two non-financial targets: Customer loyalty and employee engagement. We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we plan to increase our employee engagement index score to 82% by 2015 (2013: 77%). Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Net Promoter Score (NPS). For 2014, we have set a target for increasing the NPS by four percentage points (2013: 12.1%).

INTERIM REPORT JANUARY – SEPTEMBER 2014	21

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS (Unaudited)

Consolidated Income Statements – Quarter	23
Consolidated Statements of Comprehensive Income – Quarter	24
Consolidated Income Statements – First Nine Months	25
Consolidated Statements of Comprehensive Income – First Nine Months	26
Consolidated Statements of Financial Position – September 30, 2014	27
Consolidated Statements of Changes in Equity – First Nine Months	28
Consolidated Statements of Cash Flows – First Nine Months	29

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements	30
(2) Scope of Consolidation	30
(3) Summary of Significant Accounting Policies	30
(4) Business Combinations	31
(5) Professional Services and Other Service Revenue	31
(6) Cost of Software and Software-Related Services	31
(7) Employee Benefits Expense and Headcount	32
(8) Income Taxes	33
(9) Earnings per Share	34
(10) Other Financial Assets	35
(11) Trade and Other Receivables	35
(12) Financial Liabilities	36
(13) Deferred Income	36
(14) Total Equity	36
(15) Contingent Liabilities	37
(16) Litigation and Claims	37
(17) Share-Based Payments	40
(18) Other Financial Instruments	40
(19) Segment and Geographic Information	45
(20) Related Party Transactions	46
(21) Subsequent Events	46

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended September 30

€ millions, unless otherwise stated	Note	2014	2013	Change in %
Cloud subscriptions and support		277	191	45
Software		951	975	–2
Support		2,370	2,184	9
Software and support		3,322	3,159	5
Software and software-related service revenue		3,599	3,351	7
Professional services and other service revenue	(5)	655	695	–6
Total revenue		4,254	4,045	5

Cost of software and software-related services	(6)	–699	–636	10
Cost of professional services and other services		–586	–605	–3
Total cost of revenue		–1,285	–1,241	3
Gross profit		2,970	2,804	6
Research and development		–545	–552	–1
Sales and marketing		–1,018	–986	3
General and administration		–190	–207	–8
Restructuring		–43	–17	>100
TomorrowNow and Versata litigation		–17	0	<-100
Other operating income/expense, net		1	0	>100
Total operating expenses		–3,097	–3,003	3
Operating profit		1,157	1,043	11

Other non-operating income/expense, net		51	–1	<-100
Finance income		30	38	–22
Finance costs		–39	–45	–13
Financial income, net		–9	–7	40
Profit before tax		1,199	1,035	16
Income tax TomorrowNow and Versata litigation		9	0	<-100
Other income tax expense		–327	–274	19
Income tax expense	(8)	–318	–274	16
Profit after tax		881	762	16
Profit attributable to non-controlling interests		1	0	<-100
Profit attributable to owners of parent		880	762	15

Earnings per share, basic (in €)*	(9)	0.74	0.64	15
Earnings per share, diluted (in €)*	(9)	0.73	0.64	15

*	For the three months ended September 30, 2014 and 2013, the weighted average number of shares was 1,195 million (diluted 1,198 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – QUARTER

Three months ended September 30

€ millions	2014	2013
Profit after tax	881	762
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	–7	0
Income tax relating to items that will not be reclassified	0	3
Other comprehensive income after tax for items that will not be reclassified to profit or loss	–7	3
Items that will be reclassified subsequently to profit or loss
Exchange differences	676	–255
Available-for-sale financial assets	8	–2
Cash flow hedges	–22	–21
Income tax relating to items that will be reclassified	18	–1
Other comprehensive income after tax for items that will be reclassified to profit or loss	680	–279
Other comprehensive income net of tax	673	–276
Total comprehensive income	1,554	486
attributable to owners of parent	1,553	486
attributable to non-controlling interests	1	0

Due to rounding, numbers may not add up precisely.

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions, unless otherwise stated	Note	2014	2013	Change in %
Cloud subscriptions and support		738	488	51
Software		2,532	2,614	–3
Support		6,862	6,470	6
Software and support		9,394	9,084	3
Software and software-related service revenue		10,132	9,571	6
Professional services and other service revenue	(5)	1,971	2,137	–8
Total revenue		12,103	11,708	3

Cost of software and software-related services	(6)	–2,042	–1,870	9
Cost of professional services and other services		–1,768	–1,820	–3
Total cost of revenue		–3,810	–3,690	3
Gross profit		8,293	8,019	3
Research and development		–1,661	–1,676	–1
Sales and marketing		–3,035	–3,021	0
General and administration		–612	–635	–4
Restructuring		–97	–47	>100
TomorrowNow and Versata litigation		–307	32	<-100
Other operating income/expense, net		–4	6	<-100
Total operating expenses		–9,525	–9,031	5
Operating profit		2,578	2,677	–4

Other non-operating income/expense, net		44	–14	<-100
Finance income		99	94	5
Finance costs		–100	–138	–28
Financial income, net		–1	–44	–98
Profit before tax		2,621	2,620	0
Income tax TomorrowNow and Versata litigation		86	–9	<-100
Other income tax expense		–736	–605	22
Income tax expense	(8)	–650	–614	6
Profit after tax		1,971	2,006	–2
Profit attributable to non-controlling interests		0	0	–80
Profit attributable to owners of parent		1,971	2,006	–2

Earnings per share, basic (in €)*	(9)	1.65	1.68	–2
Earnings per share, diluted (in €)*	(9)	1.65	1.68	–2

*	For the nine months ended September 30, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,197 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions	2014	2013
Profit after tax	1,971	2,006
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	–6	3
Income tax relating to items that will not be reclassified	1	0
Other comprehensive income after tax for items that will not be reclassified to profit or loss	–5	3
Items that will be reclassified subsequently to profit or loss
Exchange differences	818	–345
Available-for-sale financial assets	25	3
Cash flow hedges	–56	–3
Income tax relating to items that will be reclassified	29	–3
Other comprehensive income after tax for items that will be reclassified to profit or loss	816	–348
Other comprehensive income net of tax	811	–345
Total comprehensive income	2,782	1,661
attributable to owners of parent	2,782	1,661
attributable to non-controlling interests	0	0

Due to rounding, numbers may not add up precisely.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at September 30, 2014 and December 31, 2013

€ millions	Notes	2014	2013
Cash and cash equivalents		3,354	2,748
Other financial assets	(10)	461	251
Trade and other receivables	(11)	3,502	3,864
Other non-financial assets		471	346
Tax assets		213	142
Total current assets		8,001	7,351
Goodwill		15,088	13,690
Intangible assets		2,953	2,954
Property, plant, and equipment		1,916	1,820
Other financial assets	(10)	815	607
Trade and other receivables	(11)	85	98
Other non-financial assets		134	107
Tax assets		237	172
Deferred tax assets		364	292
Total non-current assets		21,592	19,739
Total assets		29,593	27,091

as at September 30, 2014 and December 31, 2013

€ millions	Notes	2014	2013
Trade and other payables		961	850
Tax liabilities		209	433
Financial liabilities	(12)	744	748
Other non-financial liabilities		1,881	2,263
Provision TomorrowNow and Versata litigation		284	223
Other provisions		465	422
Provisions		749	645
Deferred income	(13)	2,503	1,408
Total current liabilities		7,048	6,347
Trade and other payables		49	45
Tax liabilities		345	319
Financial liabilities	(12)	3,960	3,758
Other non-financial liabilities		122	112
Provisions		143	278
Deferred tax liabilities		128	110
Deferred income	(13)	68	74
Total non-current liabilities		4,816	4,695
Total liabilities		11,864	11,042
Issued capital		1,229	1,229
Share premium		598	551
Retained earnings		17,025	16,258
Other components of equity		98	–718
Treasury shares		–1,229	–1,280
Equity attributable to owners of parent		17,721	16,040
Non-controlling interests		8	8
Total equity	(14)	17,729	16,048
Total equity and liabilities		29,593	27,091

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	27

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

For the nine months ended September 30

€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
January 1, 2013	1,229	492	13,934	–236	22	20	–1,337	14,125	8	14,133
Profit after tax			2,006					2,006		2,006
Other comprehensive income			3	–349	3	–2		–345		–345
Comprehensive income			2,009	–349	3	–2		1,661		1,661
Share-based payments		12						12		12
Dividends			–1,013					–1,013		–1,013
Reissuance of treasury shares under share-based payments		27					53	80		80
September 30, 2013	1,229	531	14,930	–585	25	18	–1,284	14,864	8	14,872

January 1, 2014	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			1,971					1,971		1,971
Other comprehensive income			–5	832	25	–41		811		811
Comprehensive income			1,966	832	25	–41		2,782		2,782
Share-based payments		20						20		20
Dividends			–1,194					–1,194		–1,194
Reissuance of treasury shares under share-based payments		27					51	78		78
Other changes			–4					–4		–4
September 30, 2014	1,229	598	17,025	12	107	–21	–1,229	17,721	8	17,729

Due to rounding, numbers may not add up precisely.

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the nine months ended September 30

€ millions	2014	2013
Profit after tax	1,971	2,006
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	733	714
Income tax expense	650	614
Financial income, net	1	44
Decrease/increase in sales and bad debt allowances on trade receivables	29	44
Other adjustments for non-cash items	73	64
Decrease/increase in trade and other receivables	480	766
Decrease/increase in other assets	–315	–180
Decrease/increase in trade payables, provisions, and other liabilities	–136	–856
Decrease/increase in deferred income	914	898
Cash outflows due to TomorrowNow and Versata litigation	–233	–1
Interest paid	–83	–101
Interest received	46	50
Income taxes paid, net of refunds	–1,048	–1,022
Net cash flows from operating activities	3,082	3,040

Business combinations, net of cash and cash equivalents acquired	–730	–1,131
Cash payments for derivative instruments related to business combinations	–125	0
Total cash outflows for business combinations, net of cash and cash equivalents aquired	–855	–1,131
Purchase of intangible assets and property, plant, and equipment	–472	–401
Proceeds from sales of intangible assets or property, plant, and equipment	37	40
Purchase of equity or debt instruments of other entities	–726	–1,358
Proceeds from sales of equity or debt instruments of other entities	704	1,311
Net cash flows from investing activities	–1,312	–1,539

Dividends paid	–1,194	–1,013
Proceeds from reissuance of treasury shares	45	36
Proceeds from borrowings	501	1,000
Repayments of borrowings	–586	–624
Net cash flows from financing activities	–1,234	–601

Effect of foreign currency rates on cash and cash equivalents	70	–122
Net decrease/increase in cash and cash equivalents	606	778
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	3,354	3,255

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	29

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

With effect from July 7, 2014, SAP AG was converted to a European Company (Societas Europaea, SE), and since this date, the company’s legal form is SAP SE.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2013, included in our 2013 Annual Report (extract from our 2013 Integrated Report) and our 2013 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements:

Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2013	22	245	267
Additions	1	24	25
Disposals	–1	–19	–20
December 31, 2013	22	250	272
Additions	0	5	5
Disposals	–2	–29	–31
September 30, 2014	20	226	246

The additions during the first nine months of 2014 relate to legal entities added in connection with acquisitions. The disposals are due to mergers and liquidations of operating and non-operating legal entities.

Our changes in the scope of consolidation in the first nine months of 2014 were not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Annual Report for 2013.

(3) Summary of Significant Accounting Policies

The Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2013. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2013.

Newly Adopted Accounting Standards

The new accounting standards (for example the Amendments to IAS 32 (Financial Instruments: Presentation) – Offsetting financial assets and financial liabilities) adopted in the first nine months of 2014 did not have a material impact on our Consolidated Financial Statements.

New Accounting Standards Not Yet Adopted

On May 12, 2014, the IASB published amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets). The amendments become mandatory for the Group’s 2016 Consolidated Financial Statements and clarify that – in general – the use of revenue-based methods to calculate the depreciation / amortization is not appropriate (this presumption, however, can be rebutted in certain limited circumstances for intangibles). We have not yet completed the determination of the impact on our Consolidated Financial Statements.

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

On May 28, 2014, the IASB issued IFRS 15 (Revenue from Contracts with Customers). The standard becomes effective in fiscal year 2017 with earlier application permitted. We are in the early stage of an analysis of the impact of the standard on our Consolidated Financial Statements. This impact could be material, in particular in the areas of allocating revenue to the different performance obligations under one contract and the timing of revenue recognition. The standard foresees different alternative approaches for the adoption of the new guidance. We have not yet taken a decision which of these alternatives we intend to apply.

On July 24, 2014, the IASB issued the fourth and final version of IFRS 9 (Financial Instruments), which will be applicable in fiscal year 2018. The new guidance is expected to mainly impact the classification and measurement of financial assets and will result in additional disclosures. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

For more information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2013.

(4) Business Combinations

We acquired the following businesses in the first nine months of 2014.

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Fieldglass, Inc., Chicago, Illinois, USA	Provider of SaaS solution to organizations to procure and manage their flexible workforces	Share Deal	100%	May 2, 2014
SeeWhy, Inc., Boston, Massachusetts, USA	Provider of behavioral marketing software	Share Deal	100%	June 13, 2014

We acquire businesses in specific areas of strategic interest to us. All of the acquisitions listed in the above table are neither individually nor in aggregate material to SAP.

Acquisitions made in the preceding year, including the acquisition of hybris on August 1, 2013, are described in the Consolidated Financial Statements in our 2013 Annual Report.

(5) Professional Services and Other Service Revenue

Professional services and other service revenue comprises the following:

Professional Services and Other Service Revenue

€ millions	Q3 2014	1/1- 9/30/2014	Q3 2013	1/1- 9/30/2013
Consulting	512	1,540	553	1,689
Other services	143	431	142	448
Professional services and other service	655	1,971	695	2,137

The item includes professional services and other service revenue related to our cloud offerings of €55 million in the third quarter 2014 and €153 million in the first nine months of 2014 (Q3 2013: €44 million; first nine months of 2013: €126 million).

(6) Cost of Software and Software-Related Services

Cost of software and software-related service was €699 million in the third quarter of 2014 and €2,042 million in the first nine months of 2014 (Q3 2013: €636 million; first nine months of 2013: €1,870 million). The item includes cost of cloud subscriptions and support revenue of €132 million in the third quarter 2014 and €320 million in the first nine months of 2014 (Q3 2013: €77 million; first nine months of 2013: €231 million).

INTERIM REPORT JANUARY – SEPTEMBER 2014	31

(7) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q3 2014	1/1- 9/30/2014	Q3 2013	1/1- 9/30/2013
Salaries	1,511	4,526	1,469	4,398
Social security expenses	221	678	201	642
Share-based payment expenses	–5	119	83	192
Pension expenses	51	164	46	159
Employee-related restructuring expenses	39	90	11	34
Termination benefits	6	18	9	31
Employee Benefits Expense	1,823	5,595	1,819	5,456

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. Fieldglass is therefore included since May 2, 2014, hybris is included since August 1, 2013.

On September 30, 2014, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 67,478 employees is mainly due to additions of full-time equivalents to software and software-related services.

Number of Employees (in Full-Time Equivalents)

	September 30, 2014				September 30, 2013
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	5,430	3,269	3,953	12,652	4,707	2,861	3,435	11,003
Professional services and other services	7,138	4,078	2,908	14,124	7,014	4,354	2,974	14,341
Research and development	8,935	3,591	5,796	18,322	8,684	3,607	5,427	17,718
Sales and marketing	6,784	6,409	3,274	16,466	6,408	6,509	3,079	15,995
General and administration	2,400	1,469	768	4,637	2,408	1,419	675	4,501
Infrastructure	1,489	797	347	2,633	1,383	802	318	2,503
SAP Group (September 30)	32,175	19,613	17,046	68,835	30,602	19,552	15,907	66,061
Thereof acquisitions	49	324	15	388	468	560	29	1,057
SAP Group (average first nine months)	31,508	19,591	16,378	67,478	30,030	19,350	15,681	65,061

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q3 2014	1/1 – 9/30/2014	Q3 2013	1/1 – 9/30/2013
Cost of software and software-related services	1	17	12	25
Cost of professional services and other services	–2	21	18	38
Research and development	–1	30	20	53
Sales and marketing	–2	32	23	54
General and administration	–2	19	10	21
Share-based payments	–5	119	83	192

For more information about our share-based payments, see Note 17.

(8) Income Taxes

In the third quarter and the first nine months of 2014, income taxes and the effective tax rate, each compared with the third quarter and the first nine months of 2013, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q3 2014	1/1 – 9/30/2014	Q3 2013	1/1 – 9/30/2013
Profit before income tax	1,199	2,621	1,035	2,620
Income tax expense	–318	–650	–274	–614
Effective tax rate (in%)	26.5	24.8	26.4	23.4

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are mainly in dispute with the German and the Brazilian tax authorities. The German dispute is in respect of intercompany financing matters while the Brazilian dispute is in respect of the license fee deductibility. In both cases, we expect that we will need to initiate litigation to prevail. For both of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expenses and penalties) of approximately €722 million in total.

INTERIM REPORT JANUARY – SEPTEMBER 2014	33

(9) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q3 2014	1/1– 9/30/2014	Q3 2013	1/1– 9/30/2013
Profit attributable to equity holders of SAP SE	880	1,971	762	2,006
Issued ordinary shares1)	1,229	1,229	1,229	1,229
Effect of treasury shares1)	–33	–34	–36	–36
Weighted average shares outstanding, basic1)	1,195	1,194	1,193	1,193
Dilutive effect of share-based payments1)	3	3	2	2
Weighted average shares outstanding, diluted1)	1,198	1,197	1,195	1,195

Earnings per share, basic, attributable to equity holders of SAP SE (in €)	0.74	1.65	0.64	1.68
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	0.73	1.65	0.64	1.68

1)	Number of shares in millions

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(10) Other Financial Assets

Other financial assets comprise the following:

Other Financial Assets

	September 30, 2014
€ millions	Current	Non-Current	Total
Loans and other financial receivables	77	309	386
Debt investments	36	0	36
Equity investments	0	413	414
Available-for-sale financial assets	36	413	450
Derivatives	348	52	400
Investments in associates	0	40	40
Total	461	815	1,276

	December 31, 2013
€ millions	Current	Non-Current	Total
Loans and other financial receivables	90	243	333
Debt investments	38	0	38
Equity investments	0	322	322
Available-for-sale financial assets	38	322	360
Derivatives	123	6	129
Investments in associates	0	36	36
Total	251	607	858

(11) Trade and Other Receivables

Trade and other receivables comprise the following:

Trade and Other Receivables

	September 30, 2014
€ millions	Current	Non-Current	Total
Trade receivables, net	3,366	3	3,370
Other receivables	136	82	218
Total	3,502	85	3,587

	December 31, 2013
€ millions	Current	Non-Current	Total
Trade receivables, net	3,801	14	3,815
Other receivables	63	84	147
Total	3,864	98	3,962

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	9/30/ 2014	12/31/ 2013
Gross carrying amount	3,542	3,953
Sales allowances charged to revenue	–124	–96
Allowance for doubtful accounts charged to expense	–49	–42
Carrying amount trade receivables, net	3,370	3,815

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(12) Financial Liabilities

Financial liabilities comprise the following:

Financial Liabilities

	September 30, 2014
	Nominal Volume		Carrying Amount
€ millions	Current	Non-Current	Current	Non-Current	Total
Bank loans	502	0	501	0	501
Private placement transactions	0	2,106	0	2,096	2,096
Bonds	0	1,800	0	1,819	1,819
Financial debt	502	3,906	501	3,915	4,416
Other financial liabilities	NA	NA	242	45	288
Financial liabilities			744	3,960	4,704

	December 31, 2013
	Nominal Volume		Carrying Amount
€ millions	Current	Non-Current	Current	Non-Current	Total
Bank loans	0	0	0	0	0
Private placement transactions	86	1,922	86	1,891	1,977
Bonds	500	1,800	500	1,791	2,291
Financial debt	586	3,722	586	3,682	4,268
Other financial liabilities	NA	NA	162	76	238
Financial liabilities			748	3,758	4,506

(13) Deferred Income

On September 30, 2014, our current deferred income was €2,503 million (December 31, 2013: €1,408 million) and our non-current deferred income was €68 million (December 31, 2013: €74 million). On September 30, 2014, current deferred income includes a total of €498 million in deferred revenue (December 31, 2013: €443 million; September 30, 2013: €376 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(14) Total Equity

Issued Shares

On September 30, 2014, SAP SE had 1,228,504,232 no-par issued shares (December 31, 2013: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first nine months of 2014.

Treasury Shares

On September 30, 2014, we held 33 million treasury shares, representing €33 million or 2.7% of capital stock.

In the first nine months of 2014, we did not acquire shares for treasury, 1.4 million (Q3 2014: 0.1 million) shares were disposed at an average price of €36.79 (Q3 2014: €36.80) per share.

In the first nine months of 2013, we did not acquire shares for treasury, 1.4 million (Q3 2013: 1.2 million) shares were disposed at an average price of €36.80 (Q3 2013: €36.80) per share.

Share sales in 2014 and 2013 were in connection with our share-based payments, which are described in Note (27) in the Annual Report for 2013.

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the third quarter:

€ millions	Q3 2014	Q3 2013
Gains (losses) on exchange differences on translation	676	–255
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	676	–255
Gains (losses) on remeasuring available-for-sale financial assets	8	17
Reclassification adjustments on available-for-sale financial assets	0	–19
Available-for-sale financial assets	8	–2
Gains (losses) on cash flow hedges	–29	3
Reclassification adjustments on cash flow hedges	7	–24
Cash flow hedges	–22	–21

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first nine months:

€ millions	1/1- 9/30/2014	1/1- 9/30/2013
Gains (losses) on exchange differences on translation	818	–345
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	818	–345
Gains (losses) on remeasuring available-for-sale financial assets	27	22
Reclassification adjustments on available-for-sale financial assets	–2	–19
Available-for-sale financial assets	25	3
Gains (losses) on cash flow hedges	–49	53
Reclassification adjustments on cash flow hedges	–7	–56
Cash flow hedges	–56	–3

(15) Contingent Liabilities

For a detailed description of our contingent liabilities, see Note (22) in our 2013 Annual Report, Notes to the Consolidated Financial Statements section. There have been no significant changes in contingent liabilities since December 31, 2013.

For information about contingent liabilities related to litigation, see Note (16).

(16) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$357 million (US$306 million on December 31, 2013) . We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the litigations and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these litigations and claims would have if SAP were to incur expenditure for these cases.

For more information about the provisions recorded for litigation, see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP SE (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP SE, SAP America and TomorrowNow stipulated to liability for certain claims and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment, which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

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The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties filed respective notices of appeal; ultimately, SAP did not pursue an appeal, and instead defended the district court’s judgment. On appeal, Oracle sought three forms of relief: (1) reinstatement of the November 2010 US$1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to US$408.7 million (versus the US$272 million Oracle had previously rejected). The hearing was held on May 13, 2014. On August 29, 2014, the appeals court issued its decision affirming the district court’s judgment and rejecting Oracle’s request to reinstate the November 2010 jury verdict or allow it to seek hypothetical license damages at any new trial. The appeals court did order an increase in the remittitur (as an alternative to new trial) to US$356.7 million, as opposed to the US$408.7 million Oracle requested. The case has been returned from the appeals court to the district court, which has set a case management conference for November 20, 2014. Oracle has not yet made its election of accepting the remittitur or proceeding to a new trial, and there is not yet a deadline set for that or for any other proceedings in the trial court beyond the case management conference.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years’ probation. No charges were brought against SAP SE or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The retrial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal.

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Both parties appealed to the U.S. Court of Appeals for the Federal Circuit. The appeal hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three-judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict currently stands at approximately US$390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Separately, SAP filed a petition with the United States Patent and Trademark Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration. In November, 2013, Versata sought appeals court review of the USPTO decision. That appeal is fully briefed and the parties await announcement of a hearing date.

In June 2013, following the determination of unpatentability, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In December 2013, SAP filed with the United States Supreme Court a petition for a writ of certiorari to review the decisions of the appeals court. That petition was denied in January 2014. Immediately thereafter, Versata requested that the District Court dismiss its remaining claims for injunctive and equitable relief. The District Court granted that request and deemed the previously entered judgment final. On that same day, SAP requested that the District Court vacate the judgment or stay the litigation, based on the USPTO decision declaring Versata’s patent claims unpatentable. Versata requested an order requiring SAP to pay the judgment. In April, 2014, the District Court denied SAP’s motion to vacate the judgment or stay the litigation. SAP filed an appeal seeking review of that district court decision. On motion by Versata, the appeals court dismissed SAP’s appeal in June 2014. On June 30, 2014, SAP filed a motion with the appeals court to stay issuance of its mandate. That motion was denied. SAP subsequently requested from the U.S. Supreme Court a temporary stay for the purpose of the Court considering a petition for a writ of certiorari. That request was denied. Versata’s request for an order requiring SAP to pay the judgment remained undecided at the District Court. In August, 2014, Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the existing patent litigation between the companies. Under the terms of the Agreement, Versata will license to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June, 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent DJ action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). SAP has filed a motion for an early dispositive decision on the trade secret claims, and we expect the court to issue a decision on that motion later this year.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought

INTERIM REPORT JANUARY – SEPTEMBER 2014	39

unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP of the method claims of the patent and invalidity of the system claims. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent. elcommerce sought rehearing from the USPTO, but that request was denied in March, 2014. The Federal Circuit appeals court also issued a decision in February, 2014, confirming that SAP did not infringe some claims of the elcommerce patent, but reversing the district court’s decision of invalidity of the patent. SAP has asked the Federal Circuit court to reconsider its invalidity decision. In June 2014, elcommerce and SAP jointly moved to dismiss the appeal on the Federal Circuit court. The legal dispute is thus closed.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed.

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

In March 2013, the court dismissed Securinfo’s appeal. Securinfo appealed against this decision to the Supreme Court of South Africa. The Supreme Court granted leave to appeal to the full bench of the court which had originally dismissed Securinfo’s appeals. Securinfo has applied for an appeal hearing date. The court has not yet provided a date.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €91 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see Note (8).

(17) Share-Based Payments

For a detailed description of our share-based payment plans, see Note (27) in our 2013 Annual Report, Notes to the Consolidated Financial Statements section.

Share Matching Plan 2014 (SMP 2014)

Under the SMP 2014, SAP offered its employees the opportunity to purchase SAP SE shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the Global Executives are different. Instead of receiving a discount, Global Executives are granted two bonus shares for every three shares acquired and held during the three-year vesting period. In June 2014, the participants purchased 1.5 million SAP shares in aggregate at a discounted share price of €33.41. The discount of €35 million was expensed immediately. The fair value of the right to a bonus share was estimated on the grant date (June 4, 2014) at €52.49 per share, using a risk-free interest rate of 0.13%, a dividend yield of 1.87%, and an expected life of three years.

The outstanding bonus shares under the Share Matching Plan are as follows:

Outstanding Restricted Shares

Number in thousands	9/30/ 2014	12/31/ 2013
Share Matching Plan 2011 (Bonus shares)	0	429
Share Matching Plan 2012 (Bonus shares)	2,864	2,983
Share Matching Plan 2013 (Bonus shares)	548	572
Share Matching Plan 2014 (Bonus shares)	563	0

Stock Option Plan 2010 (2014 Tranche)

Under the Stock Option Plan 2010 (2014 Tranche), we granted 9.0 million cash-based virtual stock options to Global Executives and to SAP’s Top Rewards in 2014.

The vesting period is three years and the contractual term of the program is six years. The exercise price is €60.96 and the fair value on the grant date was €8.49.

(18) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (24) to (26) to our

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Consolidated Financial Statements for 2013, which are included in our 2013 Integrated Report, and our 2013 Annual Report on Form 20-F.

There have been no significant changes to our financial risk management since December 31, 2013, except as follows:

•

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with outlook “Stable”.

•	An additional credit facility of up to €7 billion was established for the expected acquisition of Concur, which covers the purchase price, target debt refinancing, and related transaction costs.

•

In preparation for the expected acquisition of Concur, we entered into a combination of foreign currency forward contracts and foreign currency options. These hedging transactions serve to fix the euro countervalue of the U.S. dollar purchase price in order to protect our euro-based liquidity position against euro/U.S. dollar fluctuation in an uncertain market environment. At the end of the third quarter 2014 this hedging strategy lead to income of €92 million (first nine months of 2014: €92 million) in Other non-operating income/expense, net.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: Loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables,” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as of the reporting date, were as follows:

INTERIM REPORT JANUARY – SEPTEMBER 2014	41

Fair Values of Financial Instruments

	2014
			Measurement Categories				Not in Scope of IFRS 7
€ millions	Category	Book Value 9/30/ 2014	At Amortized Cost	At Cost	At Fair Value	Fair Value 9/30/ 2014
Assets
Cash and cash equivalents	L&R	3,354	3,354			3,354
Trade receivables	L&R	3,587	3,370			3,370	218
Other financial assets		1,276
Debt investments	L&R/AFS				36	36
Equity investments	AFS/-			0	414	414	40
Other non-derivative financial assets	L&R		239			239	147
Derivative assets
With hedging relationship	–				55	55
Without hedging relationship	HFT				346	346
Liabilities
Trade payables	AC	–1,011	–735			–735	–276
Financial liabilities		–4,704
Non-derivative financial liabilities	AC		–4,498			–4,666
Derivative liabilities
With hedging relationship	–				–35	–35
Without hedging relationship	HFT				–171	–171
Total financial instruments, net		2,503	1,730	0	645	2,206	129
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	346			346	346
Available-for-sale	AFS	450		0	450	450
Loans and receivables	L&R	7,180	6,963			6,963	218
Financial liabilities
At fair value through profit or loss	HFT	–171			–171	–171
At amortized cost	AC	–5,509	–5,233			–5,401	–276
Outside scope of IAS 39
Financial instruments related to employee benefit plans		147					147
Investment in associates		40					40
Derivatives with hedging relationship		20			20	20
Total financial instruments, net		2,503	1,730	0	645	2,206	129

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

	2013
			Measurement Categories				Not in Scope of IFRS 7
€ millions	Category	Book Value 12/31/ 2013	At Amortized Cost	At Cost	At Fair Value	Fair Value 12/31/ 2013
Assets
Cash and cash equivalents	L&R	2,748	2,748			2,748
Trade receivables	L&R	3,963	3,816			3,816	147
Other financial assets		858
Debt investments	L&R/AFS				38	38
Equity investments	AFS/-			0	322	322	36
Other non-derivative financial assets	L&R		214			214	119
Derivative assets
With hedging relationship	–				35	35
Without hedging relationship	HFT				94	94
Liabilities
Trade payables	AC	–895	–640			–640	–255
Financial liabilities		–4,506
Non-derivative financial liabilities	AC		–4,336			–4,439
Derivative liabilities
With hedging relationship	–				–26	–26
Without hedging relationship	HFT				–144	–144
Total financial instruments, net		2,168	1,802	0	319	2,018	47
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	94			94	94
Available-for-sale	AFS	360		0	360	360
Loans and receivables	L&R	6,925	6,778			6,778	147
Financial liabilities
At fair value through profit or loss	HFT	–144			–144	–144
At amortized cost	AC	–5,231	–4,976			–5,079	–255
Outside scope of IAS 39
Financial instruments related to employee benefit plans		119					119
Investment in associates		36					36
Derivatives with hedging relationship		9			9	9
Total financial instruments, net		2,168	1,802	0	319	2,018	47

Determination of Fair Value

A detailed overview of the determination of fair value, the respective inputs as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Note (26) to our Consolidated Financial Statements for 2013, which are included in our 2013 Integrated Report, and our 2013 Annual Report on Form 20-F.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as of the reporting date, to the three levels of the fair value hierarchy according to IFRS 13.

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Classification of Financial Instruments

	September 30, 2014				December 31, 2013
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate bonds	23	0	0	23	29	0	0	29
Government securities	1	0	0	1	2	0	0	2
Municipal bonds	12	0	0	12	7	0	0	7
Debt investments	36	0	0	36	38	0	0	38
Software industry	96	18	299	414	52	31	239	322
Equity investments	96	18	299	414	52	31	239	322
Available-for-sale financial assets	132	18	299	450	90	31	239	360
FX forward contracts	0	223	0	223	0	56	0	56
FX options	0	73	0	73	0	0	0	0
Interest rate swaps	0	52	0	52	0	5	0	5
Call options for share-based payments	0	43	0	43	0	68	0	68
Call option on equity shares	0	0	10	10	0	0	0	0
Derivative financial assets	0	391	10	401	0	129	0	129
Total	132	409	309	851	90	160	239	489
Financial liabilities
FX forward contracts	0	202	0	202	0	147	0	147
Interest rate swaps	0	3	0	3	0	23	0	23
Derivative financial liabilities	0	205	0	205	0	170	0	170
Total	0	205	0	205	0	170	0	170

It is our policy to recognize transfers at the beginning of the respective period when the event or change in circumstances occurred that caused the transfer.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(19) Segment and Geographic Information

General Information

Our internal reporting system produces reports in which information regarding our business activities is presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

In the first quarter 2014, we took significant steps to drive forward our strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged certain areas of the company that performed similar tasks (for example, the on-premise sales forces with the cloud sales forces, and the on-premise support units with the cloud support units) to achieve a seamless organization of SAP. Since this integration our cloud-related activities are no longer dealt with by separate components in our Company. There are no parts of our Company that qualify as operating segments under IFRS 8 and our Executive Board assesses the financial performance of our Company on an integrated basis only.

Consequently, with effect from the first quarter of 2014 SAP has one single operating segment.

Geographic Information

In the first quarter of 2014, we aligned our revenue by region disclosures with the changes we made to the structure of our income statement (see our Interim Management Report, Report on Economic Position, for details regarding these changes). With the full integration of our cloud activities, we furthermore refined the method of allocating cloud subscription revenues to the different geographies. Comparative prior period data have been adjusted accordingly.

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q3 2014	1/1- 9/30/2014	Q3 2013	1/1- 9/30/2013
EMEA	71	185	45	126
Americas	181	488	130	316
APJ	26	65	16	46
SAP Group	277	738	191	488

Software and Software-Related Service Revenue by Region

€ millions	Q3 2014	1/1- 9/30/2014	Q3 2013	1/1- 9/30/2013
EMEA	1,668	4,738	1,548	4,426
Americas	1,337	3,807	1,264	3,619
APJ	594	1,586	539	1,526
SAP Group	3,599	10,132	3,351	9,571

Total Revenue by Region

€ millions	Q3 2014	1/1- 9/30/2014	Q3 2013	1/1- 9/30/2013
Germany	639	1,771	599	1,720
Rest of EMEA	1,342	3,944	1,277	3,704
EMEA	1,981	5,715	1,877	5,424
United States	1,193	3,419	1,100	3,223
Rest of Americas	391	1,131	440	1,256
Americas	1,585	4,550	1,540	4,479
Japan	172	436	159	458
Rest of APJ	516	1,401	470	1,347
APJ	688	1,838	629	1,805
SAP Group	4,254	12,103	4,045	11,708

INTERIM REPORT JANUARY – SEPTEMBER 2014	45

(20) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2013 Integrated Report, Notes to the Consolidated Financial Statements section, Note (30).

(21) Subsequent Events

No events have occurred after September 30, 2014, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

On behalf of the Executive Board of SAP SE, the Chief Financial Officer of SAP SE approved these Consolidated Interim Financial Statements for the third quarter of 2014 on October 16, 2014, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	277	1	278	0	279	191	5	197	45	41	42
Software	951	0	952	–7	944	975	2	977	–2	–3	–3
Support	2,370	1	2,371	5	2,376	2,184	5	2,189	9	8	9
Software and support	3,322	1	3,323	–3	3,320	3,159	7	3,166	5	5	5
Software and software-related service revenue	3,599	2	3,601	–3	3,599	3,351	12	3,363	7	7	7
Professional services and other service revenue	655	0	655	–1	654	695	0	695	–6	–6	–6
thereof cloud-related	55	0	55	0	55	44	0	44	27	27	26
Total revenue	4,254	2	4,256	–3	4,253	4,045	12	4,057	5	5	5

Cloud subscriptions and support	277	1	278	0	279	191	5	197	45	41	42
Cloud-related professional services revenue	55	0	55	0	55	44	0	44	27	27	26
Cloud revenue	333	1	334	0	334	235	5	240	42	39	39

Operating Expense Numbers
Cost of software and software-related services	–699	80	–618			–636	92	–544	10	14
thereof cloud	–132	22	–110			–77	21	–56	71	97
Cost of professional services and other services	–586	16	–570			–605	34	–571	–3	0
Total cost of revenue	–1,285	97	–1,188			–1,241	126	–1,115	3	7
Gross profit	2,970	99	3,068			2,804	138	2,942	6	4
Research and development	–545	13	–532			–552	31	–521	–1	2
Sales and marketing	–1,018	24	–994			–986	46	–940	3	6
General and administration	–190	3	–187			–207	21	–185	–8	1
Restructuring	–43	43	0			–17	17	0	>100	0
TomorrowNow and Versata litigation	–17	17	0			0	0	0	<-100	0
Other operating income/expense, net	1	0	1			0	0	0	>100	>100
Total operating expenses	–3,097	196	–2,901	–12	–2,913	–3,003	242	–2,761	3	5	6

INTERIM REPORT JANUARY – SEPTEMBER 2014	47

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	1,157	198	1,355	–16	1,340	1,043	253	1,296	11	5	3
Other non-operating income/expense, net	51	0	51			–1	0	–1	<-100	<-100
Finance income	30	0	30			38	0	38	–22	–22
Finance costs	–39	0	–39			–45	0	–45	–13	–13
Financial income, net	–9	0	–9			–7	0	–7	40	40
Profit before tax	1,199	198	1,397			1,035	253	1,289	16	8
Income tax TomorrowNow and Versata litigation	9	–9	0			0	0	0	<-100	0
Other income tax expense	–327	–60	–387			–274	–82	–355	19	9
Income tax expense	–318	–69	–387			–274	–82	–355	16	9
Profit after tax	881	129	1,010			762	172	933	16	8
Profit attributable to non-controlling interests	1	0	1			0	0	0	<-100	<-100
Profit attributable to owners of parent	880	129	1,009			762	172	933	15	8

Key Ratios
Operating margin (in %)	27.2		31.8		31.5	25.8		32.0	1.4pp	–0.1pp	–0.5pp
Effective tax rate (in %)	26.5		27.7			26.4		27.6	0.1pp	0.1pp
Earnings per share, basic (in €)	0.74		0.84			0.64		0.78	15	8

48	SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

	For the nine months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	738	3	741	22	764	488	60	547	51	35	40
Software	2,532	0	2,532	59	2,591	2,614	2	2,616	–3	–3	–1
Support	6,862	3	6,866	177	7,043	6,470	14	6,484	6	6	9
Software and support	9,394	4	9,398	237	9,635	9,084	16	9,100	3	3	6
Software and software-related service revenue	10,132	7	10,139	259	10,398	9,571	76	9,647	6	5	8
Professional services and other service revenue	1,971	0	1,971	56	2,026	2,137	0	2,137	–8	–8	–5
thereof cloud-related	153	0	153	4	157	126	0	126	21	21	25
Total revenue	12,103	7	12,110	315	12,425	11,708	76	11,784	3	3	5
Cloud subscriptions and support	738	3	741	22	764	488	60	547	51	35	40
Cloud-related professional services revenue	153	0	153	4	157	126	0	126	21	21	25
Cloud revenue	891	3	894	26	920	613	60	673	45	33	37

Operating Expense Numbers
Cost of software and software-related services	–2,042	245	–1,796			–1,870	266	–1,604	9	12
thereof cloud	–320	58	–262			–231	79	–152	39	73
Cost of professional services and other services	–1,768	74	–1,694			–1,820	85	–1,735	–3	–2
Total cost of revenue	–3,810	319	–3,490			–3,690	351	–3,339	3	5
Gross profit	8,293	327	8,620			8,019	426	8,445	3	2
Research and development	–1,661	71	–1,590			–1,676	69	–1,607	–1	–1
Sales and marketing	–3,035	101	–2,934			–3,021	142	–2,879	0	2
General and administration	–612	30	–582			–635	55	–581	–4	0
Restructuring	–97	97	0			–47	47	0	>100	0
TomorrowNow and Versata litigation	–307	307	0			32	–32	0	<-100	0
Other operating income/expense, net	–4	0	–4			6	0	6	<-100	<-100
Total operating expenses	–9,525	926	–8,600	–250	–8,849	–9,031	632	–8,400	5	2	5

INTERIM REPORT JANUARY – SEPTEMBER 2014	49

	For the nine months ended September 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	2,578	933	3,510	65	3,575	2,677	707	3,385	–4	4	6
Other non-operating income/expense, net	44	0	44			–14	0	–14	<-100	<-100
Finance income	99	0	99			94	0	94	5	5
Finance costs	–100	0	–100			–138	0	–138	–28	–28
Financial income, net	–1	0	–1			–44	0	–44	–98	–98
Profit before tax	2,621	933	3,554			2,620	707	3,327	0	7
Income tax TomorrowNow and Versata litigation	86	–86	0			–9	9	0	<-100	0
Other income tax expense	–736	–203	–939			–605	–248	–853	22	10
Income tax expense	–650	–289	–939			–614	–239	–853	6	10
Profit after tax	1,971	644	2,615			2,006	468	2,474	–2	6
Profit attributable to non-controlling interests	0	0	0			0	0	0	–80	–80
Profit attributable to owners of parent	1,971	644	2,615			2,006	468	2,475	–2	6

Key Ratios
Operating margin (in %)	21.3		29.0		28.8	22.9		28.7	–1.6pp	0.3pp	0.1pp
Effective tax rate (in %)	24.8		26.4			23.4		25.6	1.4pp	0.8pp
Earnings per share, basic (in €)	1.65		2.19			1.68		2.08	–2	6

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q3 2014	1/1– 9/30/2014	Q3 2013	1/1– 9/30/2013
Operating profit (IFRS)	1,157	2,578	1,043	2,677
Revenue adjustments	2	7	12	76
Adjustment for acquisition-related charges	141	402	142	424
Adjustment for share-based payment expenses	–5	119	83	192
Adjustment for restructuring	43	97	17	47
Adjustment for TomorrowNow and Versata litigation	17	307	0	–32
Operating expense adjustments	196	926	242	632
Operating profit adjustments	198	933	253	707
Operating profit (Non-IFRS)	1,355	3,510	1,296	3,385

Due to rounding, numbers may not add up precisely.

50	SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**
Cloud subscriptions and support	277	1	278	0	279	191	5	197	0	197
Closing balance deferred cloud subscriptions and support	498	0	498	–14	483	376	6	382	14	396
Opening balance deferred cloud subscriptions and support	445	3	448	20	468	354	7	361	0	361
Change in deferred cloud subscriptions and support	53	–3	50	–35	16	22	–1	21	14	35
Calculated cloud billings	330	–2	328	–34	294	213	4	218	14	232

Year-over-year changes (2014 vs. 2013, in %)	55%		51%		27%

*	Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	51

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	71	0	71	0	71	45	0	45	59	59	59
Americas	181	1	181	0	182	130	5	136	39	34	34
APJ	26	0	26	0	26	16	0	16	57	57	56
Cloud subscriptions and support revenue	277	1	278	0	279	191	5	197	45	41	42

Software and software-related service revenue by region
EMEA	1,668	1	1,669	0	1,669	1,548	3	1,551	8	8	8
Americas	1,337	1	1,338	–2	1,336	1,264	9	1,273	6	5	5
APJ	594	0	595	–1	594	539	0	539	10	10	10
Software and software-related service revenue	3,599	2	3,601	–3	3,599	3,351	12	3,363	7	7	7

Total revenue by region
Germany	639	0	639	0	639	599	1	600	7	7	6
Rest of EMEA	1,342	1	1,342	0	1,342	1,277	2	1,279	5	5	5
Total EMEA	1,981	1	1,982	–1	1,981	1,877	3	1,879	6	5	5
United States	1,193	1	1,195	–6	1,188	1,100	8	1,107	9	8	7
Rest of Americas	391	0	391	5	396	440	1	442	–11	–11	–10
Total Americas	1,585	1	1,586	–1	1,584	1,540	9	1,549	3	2	2
Japan	172	0	172	8	181	159	0	159	9	9	14
Rest of APJ	516	0	516	–9	506	470	0	470	10	10	8
Total APJ	688	0	688	–1	687	629	0	629	9	9	9
Total revenue	4,254	2	4,256	–3	4,253	4,045	12	4,057	5	5	5

	For the nine months ended September 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	185	0	185	3	189	126	0	125	47	47	50
Americas	488	3	491	16	507	316	60	376	54	30	35
APJ	65	0	65	3	68	46	0	46	43	43	49
Cloud subscriptions and support revenue	738	3	741	22	764	488	60	547	51	35	40

Software and software-related service revenue by region
EMEA	4,738	3	4,741	41	4,783	4,426	3	4,429	7	7	8
Americas	3,807	4	3,812	137	3,949	3,619	73	3,692	5	3	7
APJ	1,586	0	1,586	80	1,667	1,526	0	1,526	4	4	9
Software and software-related service revenue	10,132	7	10,139	259	10,398	9,571	76	9,647	6	5	8

Total revenue by region
Germany	1,771	0	1,772	0	1,772	1,720	1	1,721	3	3	3
Rest of EMEA	3,944	2	3,946	50	3,997	3,704	2	3,706	6	6	8
Total EMEA	5,715	3	5,718	51	5,769	5,424	3	5,427	5	5	6
United States	3,419	4	3,422	92	3,515	3,223	71	3,294	6	4	7
Rest of Americas	1,131	0	1,132	78	1,209	1,256	2	1,258	–10	–10	–4
Total Americas	4,550	4	4,554	170	4,724	4,479	73	4,552	2	0	4
Japan	436	0	436	39	475	458	0	458	–5	–5	4
Rest of APJ	1,401	0	1,402	55	1,457	1,347	0	1,347	4	4	8
Total APJ	1,838	0	1,838	94	1,932	1,805	0	1,806	2	2	7
Total revenue	12,103	7	12,110	315	12,425	11,708	76	11,784	3	3	5

52	SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	53

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014	Q2 2014	Q3 2014
Cloud subscriptions and support (IFRS)	137	159	191	208	696	219	241	277
Revenue adjustment*	30	24	5	1	61	1	1	1
Cloud subscriptions and support (non-IFRS)	167	183	197	210	757	221	242	278
Software (IFRS)	657	982	975	1,902	4,516	623	957	951
Revenue adjustment*	0	0	2	0	2	0	0	0
Software (non-IFRS)	657	982	977	1,903	4,518	623	957	952
Support (IFRS)	2,109	2,177	2,184	2,268	8,738	2,213	2,279	2,370
Revenue adjustment*	4	5	5	5	19	2	1	1
Support (non-IFRS)	2,113	2,182	2,189	2,272	8,756	2,214	2,280	2,371
Software and support (IFRS)	2,765	3,159	3,159	4,170	13,254	2,836	3,237	3,322
Revenue adjustment*	4	5	7	5	21	2	1	1
Software and support (non-IFRS)	2,770	3,164	3,166	4,175	13,275	2,838	3,238	3,323
Software and software-related service revenue (IFRS)	2,903	3,318	3,351	4,378	13,950	3,055	3,478	3,599
Revenue adjustment*	35	29	12	6	82	3	2	2
Software and software-related service revenue (non-IFRS)	2,937	3,347	3,363	4,385	14,032	3,058	3,480	3,601
Consulting	557	580	553	553	2,242	508	520	512
Other services	142	165	142	175	623	134	153	143
Professional services and other service revenue (IFRS = non-IFRS)	698	744	695	728	2,865	643	673	655
Total revenue (IFRS)	3,601	4,062	4,045	5,106	16,815	3,698	4,151	4,254
Revenue adjustment*	35	29	12	6	82	3	2	2
Total revenue (non-IFRS)	3,636	4,091	4,057	5,113	16,897	3,701	4,153	4,256
Operating profit (IFRS)	646	988	1,043	1,802	4,479	723	698	1,157
Revenue adjustment*	35	29	12	6	82	3	2	2
Expense adjustment*	222	168	242	290	921	193	536	196
Operating profit (non-IFRS)	902	1,186	1,296	2,098	5,482	919	1,236	1,355
Operating margin (IFRS, in %)	17.9	24.3	25.8	35.3	26.6	19.5	16.8	27.2
Operating margin (non-IFRS, in %)	24.8	29.0	32.0	41.0	32.4	24.8	29.8	31.8
Effective tax rate (IFRS, in %)	16.3	24.8	26.4	25.7	24.4	24.1	22.6	26.5
Effective tax rate (non-IFRS, in %)	21.4	26.8	27.6	26.6	25.9	25.9	25.4	27.7
Earnings per share, basic (IFRS, in €)	0.44	0.61	0.64	1.11	2.79	0.45	0.47	0.74
Earnings per share, basic (non-IFRS, in €)	0.58	0.71	0.78	1.28	3.35	0.56	0.79	0.84

54	SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014	Q2 2014	Q3 2014
Net cash flows from operating activities	2,162	320	558	792	3,832	2,352	223	507
Purchases of intangible assets, and property, plant, and equipment	–113	–152	–136	–165	–566	–130	–174	–168
Free cash flow	2,049	168	422	627	3,266	2,222	49	339

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	344	354	376	443	443	451	445	498
Revenue adjustment*	33	7	6	4	4	3	3	0
Deferred cloud subscriptions and support revenue (non-IFRS, quarter end)	377	361	382	447	447	454	448	498

Days’ sales outstanding (DSO, in days)**	61	62	62	62	62	63	64	65
Headcount (quarter end)***	64,598	64,937	66,061	66,572	66,572	66,750	67,651	68,835
Employee retention (in %, rolling 12 months)	93.9	93.6	93.6	93.5	93.5	93.4	93.5	93.3
Women in management (in %, quarter end)	21.4	21.4	21.0	21.2	21.2	20.9	21.1	21.3
Greenhouse gas emissions (in kilotons)	145	145	135	120	545	125	140	125

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2014	55

ADDITIONAL INFORMATION

Financial Calendar

January 21, 2015

Fourth-quarter and full-year 2014 preliminary earnings release, telephone conference

May 20, 2015

Annual General Meeting of Shareholders, Mannheim, Germany

Investor Services

Additional information about this interim report is available online at www.sap.com/corporate-en/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

•	The 2013 Integrated Report (IFRS, www.sapintegratedreport.com)

•	The 2013 Annual Report (IFRS, PDF)

•	The 2013 Annual Report 20-F (IFRS, PDF)

•	The 2013 SAP AG Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

•	Interim reports (IFRS, PDF)

•	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

Addresses

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The addresses of all our international subsidiaries and sales partners are available on our public Web site at www.sap.com/directory/main.html.

Information About Content:

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Imprint

Overall Responsibility:

SAP SE

Corporate Financial Reporting

Published on October 20, 2014

Copyright Usage in Collateral

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56	ADDITIONAL INFORMATION

GROUP HEADQUARTERS

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

www.sap.com

www.sap.com/investor